Innovative Payment Solutions, Inc.

56B 5th Avenue, Lot 1 #AT

Carmel By the Sea, CA 93921

February 2, 2023

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Scott M. Anderegg

Re:	Innovative Payment Solutions, Inc.
Registration Statement on Form S-1/A Filed February 2, 2023 (File No. 333-255312)

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Payment Solutions, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Monday, February 6, 2023 (the “Effective Time”). The Company hereby grants to each of Lawrence A. Rosenbloom, Esq. and Richard I. Anslow, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Richard Rosenblum
Richard Rosenblum
President, Chief Financial Officer and Secretary